Explanation of Responses

(2) David Barr’s beneficial ownership is based on the direct and indirect beneficial ownership of these shares by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (and together with two affiliated limited partnerships, “WP VIII”), and Warburg Pincus International Partners, L.P., a Delaware limited partnership (and together with two affiliated limited partnerships, “WPIP”).  Prior to the transactions reported by this Form 4, WP VIII was the direct record owner of 3,053,629 shares of Polypore International, Inc. Common Stock (the “Common Stock”) and WPIP was the direct record owner of 3,053,628 shares of Common Stock.

Following the transactions reported herein, WP VIII is the direct record owner of 1,545,117 shares of Common Stock and WPIP is the direct record owner of 1,553,638 shares of Common Stock.

Mr. Barr is a partner of Warburg Pincus & Co., a New York general partnership, which is the managing member of Warburg Pincus Partners, LLC, a New York limited liability company, which is the general partner of Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P.  Mr. Barr is also a Managing Director and Member of Warburg Pincus LLC, a New York limited liability company, which is the manager of WP VIII and WPIP.  As such, Mr. Barr may be deemed to have an indirect pecuniary interest (within Rule 16a-1 of the Securities Exchange Act of 1934, as amended) in an indeterminate portion of these shares beneficially owned by WP VIII and WPIP.  Mr. Barr disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.